Exhibit 16.1

June 23, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of the Current Report on Form 8-K dated June 17, 2005 of
Sigma Designs, Inc., and have the following comments:

1. We agree with the statements made in paragraphs (a), (b), (c) and (d).

2. We have no basis on which to agree or disagree with the statements made in the
    paragraph (e).

Yours truly,

/s/ DELOITTE & TOUCHE LLP
    San Jose, California